Exhibit 99.1
Mindray Announces First Quarter 2011 Financial Results
Shenzhen, China — May 9, 2011 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the first quarter ended March 31, 2011.
Highlights for First Quarter 2011
—	Net revenues were $180.9 million, an increase of 24.0% over the first quarter of 2010.

—	Robust international sales of $108.5 million, a year-over-year increase of 29.6%. Emerging markets and developed markets both achieved significant growth this quarter.

—	Total China sales achieved 16.6% year-over-year growth, with solid non-tender sales increase of 23.1% year-over-year.

—	GAAP net income was $37.7 million, a 4.2% year-over-year increase. Excluding the tax benefit of $7.6 million and $8.6 million recognized in the first quarter of 2011 and 2010 respectively, non-GAAP net income increased 9.9% over the first quarter of 2010(Note).

—	EBITDA in the first quarter of 2011 was $40.8 million, a year-over-year increase of 5.2%.

—	Net operating cash generated during the quarter was $32.3 million.

—	Mindray introduced three new products during the quarter, including the A5 anesthesia machine, the BeneHeart D3 defibrillator and the DP-50 black and white ultrasound system.
“We had a good start to the year and are happy to report a 24.0% year-over-year increase in revenues, driven primarily by this quarter’s robust international sales growth of nearly 30%,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “We are pleased with the strong sales growth and momentum in both emerging and developed markets. Latin America, Asia Pacific and Western Europe all achieved more than 40% year over year growth, while North America grew over 20% during the period. In China, non-tender sales maintained its recovery trend from last quarter, growing 23.1% year-over-year. We expect international sales to remain our key driver this year. We are also optimistic about our initiatives in the China market and expect continued, gradual improvement in our China business.”

SUMMARY — First quarter 2011

	Three Months Ended
	March 31
(in $ millions, except per-share data)	2011	2010	% chg
Net Revenues	180.9	145.8	24.0%
Revenues generated outside China	108.5	83.7	29.6%
Revenues generated in China	72.5	62.2	16.6%
Gross Profit	99.7	82.3	21.2%
Non-GAAP Gross Profit	101.0	83.9	20.5%
Operating Income	33.0	31.9	3.5%
Non-GAAP Operating Income	37.6	35.9	4.5%
EBITDA	40.8	38.8	5.2%
Net Income	37.7	36.2	4.2%
Non-GAAP Net Income	42.2	40.1	5.2%
Non-GAAP Net Income (ex tax benefit -Note)	34.6	31.5	9.9%
Diluted EPS	0.32	0.31	2.2%
Non-GAAP Diluted EPS	0.36	0.35	3.1%
Note: The amount excludes the tax benefits of $7.6 million and $8.6 million for the three months ended March 31, 2011 and 2010 respectively. The tax benefits are related to the nationwide key software enterprise status for the calendar year 2010 and 2009, awarded to our Shenzhen subsidiary in February 2011 and January 2010 respectively.
Revenues
Mindray reported net revenues of $180.9 million for the first quarter of 2011, a 24.0% increase from $145.8 million in the first quarter of 2010. Net revenues generated in international markets in the first quarter of 2011 increased 29.6% to $108.5 million from $83.7 million in the first quarter of 2010, while net revenues generated in China in the first quarter of 2011 increased 16.6% to $72.5 million from $62.2 million in the first quarter of 2010.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 26.6% to $78.1 million from $61.7 million in the first quarter of 2010. The patient monitoring & life support products segment contributed 43.2% to total net revenues in the first quarter of 2011.

In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 22.0% to $46.3 million from $37.9 million in the first quarter of 2010. The in-vitro diagnostic products segment contributed 25.6% to total net revenues in the first quarter of 2011.
Medical Imaging Systems: Medical imaging systems segment revenues increased 28.1% to $47.6 million from $37.1 million in the first quarter of 2010. The medical imaging systems segment contributed 26.3% to total net revenues in the first quarter of 2011.
Others: Other revenues, which are primarily comprised of service fees charged for post warranty period repair services, decreased 1.9% to $8.9 million from $9.1 million in the first quarter of 2010. Other revenues contributed 4.9% to total net revenues in the first quarter of 2011.
Gross Margins
First quarter 2011 gross profit was $99.7 million, a 21.2% increase from $82.3 million in the first quarter of 2010. First quarter 2011 non-GAAP gross profit was $101.0 million, a 20.5% increase from $83.9 million in the first quarter of 2010. First quarter 2011 gross margin was 55.1% compared to 56.4% in the first quarter of 2010 and 54.7% in the fourth quarter of 2010. Non-GAAP gross margin was 55.9% in the first quarter of 2011 compared to 57.5% in the first quarter of 2010 and 55.2% in the fourth quarter of 2010.
Operating Expenses
Selling expenses for the first quarter of 2011 were $33.7 million, or 18.6% of total net revenues, compared to 16.2% in the first quarter of 2010 and 19.9% in the fourth quarter of 2010. Non-GAAP selling expenses for the first quarter of 2011 were $32.0 million, or 17.7% of total net revenues, compared to 15.3% in the first quarter of 2010 and 19.2% in the fourth quarter of 2010.
General and administrative expenses for the first quarter of 2011 were $14.4 million, or 8.0% of total net revenues, compared to 8.4% in the first quarter of 2010 and 8.7% in the fourth quarter of 2010. Non-GAAP general and administrative expenses for the first quarter of 2011 were $13.9 million, or 7.7% of the total net revenues, compared to 8.1% in the first quarter of 2010 and 8.5% in the fourth quarter of 2010.
Research and development expenses for the first quarter of 2011 were $18.6 million, or 10.3% of total net revenues, compared to 9.9% in the first quarter of 2010 and 7.9% in the fourth quarter of 2010. Non-GAAP research and development expenses for the first quarter of 2011 were $17.6 million, or 9.7% of total net revenues, compared to 9.4% in the first quarter of 2010 and 7.7% in the fourth quarter of 2010.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $2.8 million in the first quarter of 2011 compared to $1.7 million in the fourth quarter of 2010 and $1.9 million in the first quarter of 2010.
Operating income was $33.0 million in the first quarter of 2011, a 3.5% increase from $31.9 million in the first quarter of 2010. Non-GAAP operating income in the first quarter of 2011 was $37.6 million, a 4.5% increase from $35.9 million in the first quarter of 2010. Operating margin was 18.3% in the first quarter of 2011 compared to 21.9% in the first quarter of 2010 and 17.7% in the fourth quarter of 2010. Non-GAAP operating margin was 20.8% in the first quarter of 2011 compared to 24.6% in the first quarter of 2010 and 19.8% in the fourth quarter of 2010.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
First quarter 2011 EBITDA increased 5.2% year-over-year to $40.8 million from $38.8 million in the first quarter of 2010 and decreased 23.4% from $53.3 million in the fourth quarter of 2010.
Net Income
Net income increased 4.2% year-over-year to $37.7 million from $36.2 million in the first quarter of 2010. Non-GAAP net income increased 5.2% year-over-year to $42.2 million from $40.1 million in the first quarter of 2010. Net margin was 20.8% in the first quarter of 2011 compared to 24.8% in the first quarter of 2010 and 19.5% in the fourth quarter of 2010. Non-GAAP net margin was 23.3% in the first quarter of 2011 compared to 27.5% in the first quarter of 2010 and 21.5% in the fourth quarter of 2010. First quarter 2011 income tax benefits in the first quarter were $1.0 million, resulting from the recognition of $7.6 million corporate income tax reduction in the first quarter of 2011 which relates to the nationwide key software enterprise status for the calendar year 2010, awarded to our Shenzhen subsidiary in February 2011.
First quarter 2011 basic and diluted earnings per share were $0.33 and $0.32, respectively, compared to $0.33 and $0.31 in the first quarter of 2010. Basic and diluted non-GAAP earnings per share were $0.37 and $0.36, respectively, compared to $0.36 and $0.35 in the first quarter of 2010. Shares used in the computation of diluted earnings per share for the first quarter 2011 were 118.0 million.
Other Select Data
Average accounts receivable days outstanding were 72 days in the first quarter of 2011 compared to 59 days in the fourth quarter of 2010. Average inventory days were 94 days in the first quarter of 2011 compared to 82 days in the fourth quarter of 2010. Average accounts payable days outstanding were 58 days in the first quarter of 2011 compared to 45 days in the fourth quarter of 2010. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of March 31, 2011, the company had $442.6 million in cash and cash equivalents, and short-term investments as compared to $433.5 million as of December 31, 2010. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $32.3 million and $27.3 million respectively.
As of March 31, 2011, the company had 6,587 employees.
Business Outlook for Full Year 2011
The company maintains its full year guidance and expects its full year 2011 net revenues to be more than 16% higher than its full year 2010 net revenues.
The company continues to expect its full year 2011 non-GAAP net income to grow more than 10% over its non-GAAP net income for full year 2010. This guidance excludes the tax benefits related to the key software enterprise status ($8.6 million recognized in the first quarter of 2010 and $7.6 million recorded in the first quarter of 2011) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.
The company expects its capital expenditure for 2011 to remain in the range of $70 million to $80 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“We are maintaining our guidance at this time. In the first quarter, we were pleased with our performance in the international markets, as well as the sales improvement resulting from our strategic initiatives in China,” commented Li Xiting, Mindray’s president and co-chief executive officer. “The overall growth prospects of our key international markets continue to be positive, although we are closely monitoring the political situations in the Middle East and Africa. We also firmly believe that China’s healthcare sector investment environment remains favorable, which bodes well for leading companies like Mindray. Based on our commitment to invest in international markets, the implementation of our initiatives in China, coupled with the Chinese government’s renewed focus on county level hospitals, as well as our dedicated R&D effort, we are confident that Mindray is well-positioned for future growth and expansion.”

Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on May 10, 2011 U.S. Eastern Time (8:00 PM on May 10, 2011 Beijing/Hong Kong Time).
     Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-804-6923
International:	+1-857-350-1669
Hong Kong:	+852-3002-1672
     Pass code for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until May 23, 2011.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	9389-5400
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.
The company has reported for the first quarter of 2011 and provided guidance for full year 2011 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
—	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

—	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

—	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

—	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

—	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

—	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

—	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2010 and 2011, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2011, our ability to restore growth in non-tender sales, projected growth of our market share in 2011, projected growth of net revenues in 2011, our ability to grow profits and market share, new market penetration, expansion of our presence in emerging markets, improving our developed market sales capabilities and improving the effectiveness of our working capital utilization are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F. Our results of operations for the first quarter of 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
Cathy Gao
Mindray Medical International Limited
Tel: +86-755-8188-8023
Email: cathy.gao@mindray.com
# # #

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,	As of March 31,
	2010	2011
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,502	118,746
Short-term investments	296,003	323,836
Accounts receivable, net	143,318	144,354
Inventories	79,185	88,625
Value added tax receivables	18,562	20,470
Other receivables	9,953	11,400
Prepayments and deposits	7,596	8,590
Deferred tax assets	2,481	2,797

Total current assets	694,600	718,818

Other assets	4,552	5,306
Advances for purchase of plant and equipment	15,775	11,232
Property, plant and equipment, net	207,636	212,665
Land use rights, net	46,079	46,125
Intangible assets, net	66,247	67,795
Goodwill	115,672	115,791

Total assets	1,150,561	1,177,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	5,773	5,632
Accounts payable	44,322	48,441
Advances from customers	13,209	13,918
Salaries payables	26,770	17,596
Other payables	66,615	87,872
Income taxes payable	13,582	11,866
Other taxes payable	4,286	3,646

Total current liabilities	174,557	188,971

Other long-term payables	1,133	1,518
Deferred tax liabilities, net	8,268	8,824

	9,401	10,342

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	466,613	470,627
Retained earnings	434,143	437,171
Accumulated other comprehensive income	65,830	70,604

Total shareholders’ equity	966,601	978,417

Non-controlling interest	2	2

Total equity	966,603	978,419

Total liabilities and shareholders’ equity	1,150,561	1,177,732

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal 2010 Form 20F.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2010	2011
	US$	US$
	(unaudited)	(unaudited)
Net revenues
— International	83,691	108,451
— PRC	62,154	72,453

Net revenues	145,845	180,904
Cost of revenues	(63,595)	(81,185)

Gross profit	82,250	99,719

Selling expenses	(23,664)	(33,672)
General and administrative expenses	(12,246)	(14,427)
Research and development expenses	(14,435)	(18,588)

Operating income	31,905	33,032

Other income, net	117	426
Interest income	2,134	3,509
Interest expense	(1,406)	(220)

Income before income taxes and non-controlling interests	32,750	36,747
Income tax benefits	3,447	963

Net income	36,197	37,710
Less: Net income attributable to non-controlling interests	—	—

Net income attributable to the Company	36,197	37,710

Basic earnings per share	0.33	0.33

Diluted earnings per share	0.31	0.32

Shares used in the computation of:
Basic earnings per share	111,242,484	114,847,103

Diluted earnings per share	115,743,576	118,015,520

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Three months ended March 31,
	2010	2011
	US$	US$
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	36,197	37,710
Adjustments to reconcile net income to net cash from operating activities	8,165	12,314
Changes in current assets and liabilities	(11,566)	(17,726)

Net cash generated from operating activities	32,796	32,298

Cash flow from investing activities:
Capital expenditure	(15,431)	(27,316)
Decrease in restricted cash	22,623	—
Proceeds from sale of restricted/short term investments	91,916	85,692
Increase in short term investments and changes in other investing activities	(121,911)	(111,349)

Net cash used in investing activities	(22,803)	(52,973)

Cash flow from financing activities:
Repayment of bank loans	(115,000)	—
Proceeds from exercise of options	6,148	1,235
Net proceeds from secondary public offering	149,661	—

Net cash generated from financing activities	40,809	1,235

Net increase/(decrease) in cash and cash equivalents	50,802	(19,440)
Cash and cash equivalents at beginning of period	204,228	137,502
Effect of exchange rate changes on cash	54	684

Cash and cash equivalents at end of period	255,084	118,746

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST
COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2010	2011
	(unaudited)	(unaudited)
	US$	US$
Non-GAAP net income	40,145	42,222
Non-GAAP net margin	27.5%	23.3%
Amortization of acquired intangible assets	(2,132)	(1,767)
Deferred tax impact related to acquired intangible assets	90	34
Share-based compensation	(1,906)	(2,779)

GAAP net income	36,197	37,710
GAAP net margin	24.8%	20.8%

Non-GAAP basic earnings per share	0.36	0.37
Non-GAAP diluted earnings per share	0.35	0.36

GAAP basic earnings per share	0.33	0.33
GAAP diluted earnings per share	0.31	0.32

Shares used in computation of:
Basic earnings per share	111,242,484	114,847,103

Diluted earnings per share	115,743,576	118,015,520

Non-GAAP operating income	35,943	37,578
Non-GAAP operating margin	24.6%	20.8%
Amortization of acquired intangible assets	(2,132)	(1,767)
Share-based compensation	(1,906)	(2,779)

GAAP operating income	31,905	33,032
GAAP operating margin	21.9%	18.3%

Non-GAAP gross profit	83,859	101,041
Non-GAAP gross margin	57.5%	55.9%
Amortization of acquired intangible assets	(1,510)	(1,144)
Share-based compensation	(99)	(178)

GAAP gross profit	82,250	99,719
GAAP gross margin	56.4%	55.1%

Non-GAAP selling expenses	(22,377)	(31,966)
Non-GAAP as % of total revenues	15.3%	17.7%
Amortization of acquired intangible assets	(622)	(623)
Share-based compensation	(665)	(1,083)

GAAP selling expenses	(23,664)	(33,672)
GAAP as % of total revenues	16.2%	18.6%

Non-GAAP general and administrative expenses	(11,768)	(13,928)
Non-GAAP as % of total revenues	8.1%	7.7%
Share-based compensation	(478)	(499)

GAAP general and administrative expenses	(12,246)	(14,427)
GAAP as % of total revenues	8.4%	8.0%

Non-GAAP research and development expenses	(13,771)	(17,569)
Non-GAAP as % of total revenues	9.4%	9.7%
Share-based compensation	(664)	(1,019)

GAAP research and development expenses	(14,435)	(18,588)
GAAP as % of total revenues	9.9%	10.3%

Exhibit 5
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended March 31,
	2010	2011
	US$	US$
	(unaudited)	(unaudited)
GAAP net income	36,197	37,710
Interest income	(2,134)	(3,509)
Interest expense	1,406	220
Income tax benefits	(3,447)	(963)

Earnings before interest and taxes (“EBIT”)	32,022	33,458
Depreciation	4,533	5,048
Amortization	2,250	2,323

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	38,805	40,829